UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated September 16, 2011, announcing that Ole B. Hjertaker, the Company's Chief Executive Officer, will present at the Citi 2011 Global Industrials Conference in Boston on September 21, 2011.

Exhibit 1

SFL - Citi 2011 Global Industrials Conference

Press release from Ship Finance International Ltd. September 16, 2011

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or "SFL") announced today that Ole B. Hjertaker, CEO, will present at the Citi 2011 Global Industrials Conference in Boston. The presentation will take place on September 21, 2011 at 10:30am (EST).

A live audio webcast of the presentation can be found at the following link: http://www.veracast.com/webcasts/citigroup/industrials2011/26104485.cfm

The link to the audio webcast will be live just prior to the start of the presentation. A replay of the audio webcast will be available through our website http://www.shipfinance.org for 90 days.

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 73 vessels, including 28 crude oil tankers (VLCC and Suezmax), two chemical tankers, six oil/bulk/ore vessels, 11 drybulk carriers including eight newbuildings, 15 container vessels, six offshore supply vessels, one jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.
More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 16, 2011

By: /s/ Ole B. Hjertaker_____________
Name:  Ole B. Hjertaker
Title:  Chief Executive Officer, Ship Finance Management AS